Exhibit 99.1

Magic Reports First Quarter 2019 Financial Results

Magic acquires PowWow SmartUX™ to empower its End-to-End Offering of Digital Transformation for Enterprises

Or Yehuda, Israel, May 16, 2019 (GLOBE NEWSWIRE) -- Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development platforms solutions and IT consulting services, announced today its financial results for the first quarter ended March 31, 2019.

Financial Highlights for the First Quarter Ended March 31, 2019

•	Revenues for the first quarter ended March 31, 2019 increased 3% to $71.8 million compared to $69.7 million in the same period last year.
•	Operating income for the first quarter ended March 31, 2019 increased 11% to $8.4 million compared to $7.6 million in the same period last year.
•	Non-GAAP operating income for the first quarter ended March 31, 2019 increased 4% to $10.1 million compared to $9.7 million in the same period last year.
•	Net income attributable to Magic's shareholders for the first quarter ended March 31, 2019 increased 17% to $5.4 million, or $0.11 per fully diluted share, compared to $4.6 million, or $0.10 per fully diluted share in the same period last year.
•	Non-GAAP net income attributable to Magic's shareholders for the first quarter ended March 31, 2019 increased 8% to $6.7 million, or $0.14 per fully diluted share, compared to $6.2 million, or $0.14 per fully diluted share, in the same period last year.
•	Cash flow from operating activities for the first quarter ended March 31, 2019 amounted to $10.7 million compared to $7.3 million in the same period last year.
•	As of March 31, 2019, Magic’s net cash, cash equivalents, short and long-term bank deposits and marketable securities, offset by financial liabilities, amounted to $80.9 million.
•	Magic is reiterating its fiscal year 2019 guidance issued in February for full year revenues of between $313 million to $319 million on a constant currency basis, reflecting annual growth of 10% to 12%.

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said:

“We are pleased to report that Magic had a strong start to 2019, which demonstrates our continued impressive momentum from previous year into 2019.”

“In keeping with our successful strategy, market positioning and constant enrichment of our product offering with new, powerful and innovative technologies, we are thrilled to welcome PowWow’s SmartUX™, a leading low-code development platform for mobilizing and modernizing enterprise apps. SmartUX™ has a strong technology and paradigm synergy to Magic’s Low Code existing solutions, and by bringing them together Magic is able to offer to new and existing clients stronger solutions and services that are well-tuned for today’s high demand for digital transformation in the workplace.”

“We expect that our strong start, coupled with our constant efforts to enhance our portfolio, both organically and through acquisitions, will best serve our customers’ needs for modern, efficient and effective operations.”

Conference Call Details

Magic’s management will host a conference call on Thursday, May 16, at 10:00 am Eastern Daylight Time (7:00 am Pacific Daylight Time, 17:00 Israel Daylight Time) to review and discuss Magic’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-668-9141
UK: 0-800-917-5108
ISRAEL: 03-918-0609
ALL OTHERS: +972-3-918-0609

For those unable to join the live call, a replay of the call will be available under the Investor Relations section of Magic’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributable to Magic’s shareholders and Non-GAAP basic and diluted earnings per share.

Magic believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic's financial condition and results of operations. Magic's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

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Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets and other related costs;
•	In-process research and development capitalization and amortization;
•	Equity-based compensation expenses;
•	The related tax, non-controlling interests and redeemable non-controlling interests effects of the above items;
•	Change in valuation of contingent consideration related to acquisitions;
•	Change in value of put options of redeemable non-controlling interests;
•	Change in deferred tax assets on carry forward tax losses;

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," “look forward”, "expect," "believe" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2018 and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Amit Birk | VP M&A and General Counsel
Magic Software Enterprises
ir@magicsoftware.com

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MAGIC SOFTWARE ENTERPRISES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2019	2018
	Unaudited
Revenues	$71,800	$69,726
Cost of Revenues	49,508	46,512
Gross profit	22,292	23,214
Research and development, net	1,546	1,521
Selling, marketing and general and administrative expenses	12,358	14,127
Total operating costs and expenses	13,904	15,648
Operating income	8,388	7,566
Financial income (expenses), net	(240)	198
Income before taxes on income	8,148	7,764
Taxes on income	1,620	1,976
Net income	$6,528	$5,788
Net income attributable to redeemable non-controlling interests	(882)	(733)
Net income attributable to non-controlling interests	(293)	(476)
Net income attributable to Magic's shareholders	$5,353	$4,579

Net earnings per share attributable to Magic's shareholders :
Basic	$0.11	$0.10
Diluted	$0.11	$0.10

Weighted average number of shares used in
computing net earnings per share

Basic	48,876	44,489

Diluted	48,979	44,635

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Summary of Non-GAAP Financial Information
U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2019		2018
	Unaudited		Unaudited

Revenues	$71,800	100%	$69,726	100%
Gross profit	23,644	32.9%	24,565	35.2%
Operating income	10,062	14.0%	9,707	13.9%
Net income attributable to
Magic's shareholders	6,652	9.3%	6,151	8.8%

Basic earnings per share	$0.14		$0.14
Diluted earnings per share	$0.14		$0.14

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MAGIC SOFTWARE ENTERPRISES LTD.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2019	2018
	Unaudited

GAAP gross profit	$22,292	$23,214
Amortization of capitalized software and acquired technology	1,215	1,220
Amortization of other intangible assets	137	130
Stock-based compensation	-	1
Non-GAAP gross profit	$23,644	$24,565

GAAP operating income	$8,388	$7,566
Gross profit adjustments	1,352	1,351
Amortization of other intangible assets	1,201	1,480
Increase in valuation of contingent consideration
related to acquisitions	-	104
Capitalization of software development	(954)	(798)
Stock-based compensation	75	4
Non-GAAP operating income	$10,062	$9,707

GAAP net income attributable to Magic's shareholders	$5,353	$4,579
Operating income adjustments	1,674	2,141
Amortization expenses attributed to non-controlling interests
and redeemable non-controlling interests	(308)	(383)
Deferred taxes on the above items	(67)	(186)
Non-GAAP net income attributable to Magic's shareholders	$6,652	$6,151

Non-GAAP basic net earnings per share	$0.14	$0.14
Weighted average number of shares used in
computing basic net earnings per share	48,876	44,489

Non-GAAP diluted net earnings per share	$0.14	$0.14
Weighted average number of shares used in
computing diluted net earnings per share	48,964	44,635

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MAGIC SOFTWARE ENTERPRISES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. Dollars in thousands

	March 31,	December 31,
	2019	2018
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$88,682	$87,126
Short-term bank deposits	9,466	16,881
Marketable securities	9,140	9,913
Trade receivables, net	94,132	90,274
Other accounts receivable and prepaid expenses	8,178	7,029
Total current assets	209,598	211,223

LONG-TERM RECEIVABLES:
Severance pay fund	3,349	3,284
Deferred tax assets	1,923	1,858
Operating lease right-of-use assets	11,453	-
Other long-term receivables	6,169	6,363
Total long-term receivables	22,894	11,505

PROPERTY AND EQUIPMENT, NET	3,232	3,072
IDENTIFIABLE INTANGIBLE ASSETS AND
GOODWILL, NET	151,941	136,485

TOTAL ASSETS	$387,665	$362,285

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$8,809	$8,661
Trade payables	14,571	14,036
Accrued expenses and other accounts payable	23,565	24,458
Current maturities of operating lease liabilities	3,534	-
Liabilities due to acquisition activities	861	910
Deferred revenues and customer advances	8,588	4,857
Total current liabilities	59,928	52,922

NON-CURRENT LIABILITIES:
Long-term debt	19,622	19,388
Deferred tax liability	10,337	10,343
Long-term operating lease liabilities	7,852	-
Long-term liabilities due to acquisition activities	9,317	94
Accrued severance pay	4,304	3,934
Total non-current liabilities	51,432	33,759

REDEEMABLE NON-CONTROLLING INTERESTS	27,841	27,235

EQUITY:
Magic Software Enterprises equity	243,616	243,956
Non-controlling interests	4,848	4,413
Total equity	248,464	248,369

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$387,665	$362,285

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MAGIC SOFTWARE ENTERPRISES LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. Dollars in thousands

	For the three months ended March 31,
	2019	2018
	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$6,528	$5,788
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	2,850	3,163
Stock-based compensation	75	5
Amortization of marketable securities premium
and accretion of discount	71	3
Increase in trade receivables, net	(510)	(3,622)
Decrease (increase) in other long-term and short-term
accounts receivable and prepaid expenses	362	(525)
Increase (decrease) in trade payables	(1,039)	1,713
Change in value of loans	670	(375)
Decrease in accrued expenses and
other accounts payable	(1,856)	(2,842)
Increase in deferred revenues	3,691	4,193
Change in deferred taxes, net	(150)	(228)
Net cash provided by operating activities	10,692	7,273

Cash flows from investing activities:

Capitalized software development costs	(954)	(798)
Purchase of property and equipment	(277)	(257)
Cash paid in conjunction with acquisitions, net of acquired cash	(6,538)	(2,980)
Proceeds from maturity and sale of marketable securities	750	-
Investment in marketable securities and short-term bank deposits	-	(117)
Proceeds from bank deposits	7,100	-
Net cash provided by (used in) investing activities	81	(4,152)

Cash flows from financing activities:

Proceeds from exercise of options by employees	(12)	2
Dividend paid	(7,335)	(5,956)
Dividend paid to redeemable non-controlling interests	(1,027)	(706)
Short-term and long-term loans received	8	546
Repayment of short-term and long-term loans	(690)	(534)
Net cash used in financing activities	(9,056)	(6,648)

Effect of exchange rate changes on cash and cash equivalents	(161)	192

Increase (decrease) in cash and cash equivalents	1,556	(3,335)
Cash and cash equivalents at the beginning of the year	87,126	76,076
Cash and cash equivalents at end of the year	$88,682	$72,741

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